September 14, 2018

Matthew Crispino

Attorney-Advisor

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	TechSoup Global

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted August 15, 2018

CIK No. 0001714680

Dear Mr. Crispino,

This letter is in response to your letter to Rebecca Masisak dated September 12, 2018, following your review of our amendment No. 1 to the draft offering statement (the “Amended Draft”).

We have addressed the issues that are contained in your September 12, 2018 letter to Ms. Masisak by further amending the Offering Statement and your referenced Exhibits, and in connection to this response, we have now publicly filed our offering statement on EDGAR. Below we specifically address the comments received in your September 12, 2018 letter.

General

We have made the determination to amend the TechSoup Global Offering Statement to provide that, should any disputes arise, they will be submitted to the jurisdiction of the federal and state courts located in the county and state of TechSoup’s headquarters. While your comment letter referred to Exhibits 1-A-3-A to 1A-3-C, please also note that we have also amended Exhibits 1-A-4-A to 1A-4-C, which are the three Subscription Agreement exhibits, to reflect the change from arbitration to federal and state courts should any disputes arise.

As a result of these amendments, we do not believe that the further revisions and clarifications relating to arbitration are needed.

Signatures

We have revised our signature page to include both the principal financial officer and the principal accounting officer, as you requested.

/s/ Ken Tsunoda

Per:

Rebecca Masisak

Chief Executive Officer

Cc: John Katovich, Esq.

Cutting Edge Capital

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax